UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: January 9, 2018

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES ORDERS FOR 17 TOOLS
OF ITS NEXT GENERATION 3D METROLOGY SYSTEM

Camtek starts 2018 with highest ever backlog

MIGDAL HAEMEK, Israel – January 9, 2018 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that it received multiple orders, most of them for multiple systems, totaling 17 tools, for its Next Generation systems for the 3D metrology and measurement of bumps in the Advanced Packaging market.

The orders were received by Camtek from multiple tier-1 customers in recent weeks. Most of the tools are expected to be installed in the first half of 2018.

These orders follow the initial market introduction of Camtek’s Next Generation 3D Metrology system which was launched at Semicon Taiwan in September 2017 and has already been qualified by some of Camtek’s major customers.

Ramy Langer, Chief Operating Officer, commented, “Following our successful introduction of this new product as well as our customers’ intensive qualification process, we are pleased to receive these initial and already significant orders from some of our top-tier customers. This is another demonstration of our market leading position in metrology for the Advanced Packaging market. Our Next Generation systems are designed to meet the growing and stringent demands of this market, in both throughput and accuracy.”

Rafi Amit, Chief Executive Officer, added, “These orders, together with our highest ever backlog, mark a very promising start to 2018. We are excited with our prospects for the year ahead. The successful introduction of our 3D metrology system increases our confidence in maintaining our competitive advantages in this market.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the Semiconductors industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.